IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

KEVIN LEWIS,

Plaintiff,

v.

FRANK A. OLSON; CRAIG R. KOCH; W.

WAYNE BOOKER; LOUIS C. BURNETT;

MICHAEL T. MONAHAN; PETER J.

PESTILLO; JOHN M. RINTAMAKI; JOHN M.

THOMPSON; JOSEPH A. WALKER; FORD

MOTOR COMPANY; and HERTZ	Civil Action No. 18340 NC

CORPORATION,

Defendants.

COMPLAINT

      Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

THE PARTIES

      1. Plaintiff Kevin Lewis (“plaintiff”) is the owner of Class A common stock of the Hertz Corporation (“Hertz” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Defendant Hertz is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 225 Brae Boulevard, Park Ridge, New Jersey. The Company purports to be the largest car rental business in the world based upon revenues and one of the largest industrial and construction equipment rental businesses in the United States. Hertz is and at all times relevant hereto was listed and traded on the New York

Stock Exchange.

      3. Defendant Frank A. Olson (“Olson”) is and at all times relevant hereto has been Chairman of Hertz.

      4. Defendant Craig R. Loch (“Koch”) is and at all times relevant hereto has been President, Chief Executive Officer, and a director of Hertz.

      5. Defendant W. Wayne Booker (“Booker”) is and at all times relevant hereto has been a director of Hertz. Booker is also Vice Chairman of Ford Motor Company (“Ford”), Hertz’s controlling shareholder.

      6. Defendant Peter J. Pestillo (“Pestillo”) is and at all times relevant hereto has been a director of Hertz. Pestillo is also Vice Chairman of Ford.

      7. Defendant John M. Rintamaki (“Rintamaki”) is and at all times relevant hereto has been a director of Hertz. Rintamaki is also Group Vice President, Chief of Staff and Secretary of Ford.

      8. Defendants John M. Thompson, Louis C. Burnett, Michael T. Monahan, and Joseph A. Walker are and at all times relevant hereto have been directors of Hertz.

      9. The defendants referred to in paragraphs 3 through 8 are collectively referred to herein as the “Individual Defendants.”

      10. By reason of the above Individual Defendants’ positions with the Company as officers an/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Hertz, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

      11. Defendant Ford is the controlling shareholder of Hertz, owning approximately

81.5% of Hertz’s outstanding common stock. Specifically, Ford owns approximately 20.2 million shares of Hertz Class A common stock, and all of the Company’s 67.3 million shares of Class B common stock.

      12. Ford produces cars and trucks and its subsidiaries also engage in other businesses, including manufacturing automotive components and systems and financing and renting vehicles and equipment. Its automotive vehicle brands include Ford, Mercury, Lincoln, Volvo, Jaguar and Aston Martin.

      13. By virtue of Ford’s position as the Company’s majority shareholder, Ford is in a fiduciary relationship with plaintiff and the other public stockholders of Hertz, and owes plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

      14. Plaintiff brings this action on plaintiff’s own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of plaintiff and holders of Hertz common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      15. This action is properly maintainable as a class action.

      16. The Class is so numerous that joinder of all members is impracticable. As of September 20, 2000, there were approximately 107.5 million shares of Hertz common stock outstanding, approximately 19.9 million shares not owned by Ford.

      17. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

(a)	whether the merger is grossly unfair to the Class;

(b)	whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

(c)	whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

      18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      19. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

      20. On September 21, 2000, Ford announced that it has proposed to acquire the 18.5% of Hertz’s outstanding common stock that it does not already own through a merger transaction.

      21. Under the term of the proposal, the public shareholders of Hertz will be cashed out of their equity interests in Hertz for $30.00 per share.

      22. Ford has timed the proposal to freeze out Hertz’s public shareholders in order to capture for itself Hertz’s future potential without paying an adequate or fair price to the Company’s public shareholders.

      23. Ford timed the announcement of the proposed buyout to place an artificial lid on the market price of Hertz common stock so that the market would not reflect Hertz’s improving potential, thereby purporting to justify an unreasonably low price.

      24. Ford has access to internal financial information about Hertz, its true value, expected increase in true value, and the benefits of 100% ownership of Hertz to which plaintiff and the Class members are not privy. Ford is using such inside information to benefit itself and it affiliates in this proposed transaction, to the detriment of the Hertz’s public stockholders.

      25. Ford has clear and material conflicts of interest and is acting to better its own interests at the expense of Hertz’s public shareholders. Ford and its affiliates have voting control of the Company and control its proxy machinery. Ford has selected and/or controls a majority of Hertz’s directors, with the remaining Hertz directors beholden to Ford for their offices and the valuable perquisites which they enjoy therefrom.

      26. Ford is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Ford and the Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

      27. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

      28. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

      B. Preliminarily and permanently enjoining defendants and ail persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

      C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

      D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

      E. Awarding plaintiff the casts of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

      F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 21, 2000

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A. By: /s/ Norman M. Monhait Suite 1401, Mellon Bank Center P.O. Box 1070 Wilmington, Delaware 19801 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706